Exhibit 99.1

BioNTech Announces Closing of $512 Million Underwritten Offering

of American Depositary Shares

July 27, 2020

Mainz, Germany, July 27, 2020 (GLOBE NEWSWIRE) – BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) announced today the closing of its previously announced underwritten offering (the “Underwritten Offering”) of 5,500,000 American Depositary Shares (“ADSs”), each representing one of its ordinary shares, at a public offering price of $93.00 per ADS, for gross proceeds of approximately $512 million, before deducting underwriting discounts and commissions and other offering expenses payable by BioNTech. In addition, a selling shareholder granted the underwriters a 30-day option to purchase up to 825,000 additional ADSs at the same public offering price, which has not yet been exercised. BioNTech would not receive any of the proceeds from such a sale of ADSs by the selling shareholder.

“We would like to thank our existing shareholders for their continued support and welcome our new shareholders. With the proceeds from this financing, we have strengthened our position to execute our strategy to advance a diverse pipeline of novel immunotherapies toward the market, including multiple oncology and infectious disease candidates. We look forward to updating the investment community on our continued progress,” said Ryan Richardson, Chief Strategy Officer at BioNTech.

J.P. Morgan, BofA Securities and Berenberg acted as lead joint book-running managers for the Underwritten Offering. UBS Investment Bank acted as joint book-running manager and Canaccord Genuity acted as lead manager for the Underwritten Offering. COMMERZBANK, Wolfe Capital Markets and Advisory and Bryan, Garnier & Co. acted as co-managers for the Underwritten Offering.

A registration statement on Form F-1 relating to the securities offered in the Underwritten Offering was filed with the United States Securities and Exchange Commission (the “SEC”) and was declared effective on July 22, 2020. The Underwritten Offering was made only by means of a prospectus, copies of which may be obtained, when available, for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus, when available, may be obtained from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at +1 (866) 803-9204, or by e-mail at prospectus-eq_fi@jpmchase.com; BofA Securities, Inc., NC1-004-03-43; 200 North College Street, 3rd Floor, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department, or by e-mail at dg.prospectus_requests@baml.com; or Berenberg Capital Markets LLC, Attention: Investment Banking, 1251 Avenue of the Americas, 53rd Floor, New York, New York 10020, or by telephone at +1 (646) 949-9000, or by e-mail at prospectusrequests@berenberg-us.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Genevant, Fosun Pharma and Pfizer.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended including, but not limited to, statements concerning the size and timing of the offerings. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Annual Report on Form 20-F and those described in BioNTech’s prospectus filed with the SEC on July 22, 2020 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.

For more information, please contact:

Media Relations:

Jasmina Alatovic, Senior Manager Global External Communications

Tel: +49 (0)6131 9084 1513 or +49 (0)151 1978 1385

E-mail: Media@biontech.de

Investor Relations:

Sylke Maas, Ph.D., VP Investor Relations & Business Strategy

Tel: +49 (0)6131 9084 1074

E-mail: Investors@biontech.de

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